111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

May 6, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on May 4, 2021, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 25, 2021 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest International Equity Buffer ETF – June and FT Cboe Vest Growth-100 Buffer ETF – June (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Please note that all comments and responses apply to both of the Funds, unless otherwise noted.

Comment 1 – Prospectus

Please revise the prospectus throughout so that the description of the duration of the Target Outcome Period is described as running “through June _, 2022” instead of “to June _, 2022.”

Response to Comment 1

The prospectus will be revised in accordance with this comment.

Comment 2 – Prospectus

Please supplementally provide each Fund’s management fee.

Response to Comment 2

Each fund will have a management fee of 0.90%.

Comment 3 – FT Cboe Vest International Equity Buffer ETF – June

Please update the information regarding the Fund’s significant sector and geographical holdings as of a more recent date.

Response to Comment 3

The prospectus will be revised in accordance with this comment.

Comment 4 – Statement of Additional Information

Please remove the reference to “January 1, 2020” in the discussion of the Board’s compensation as the actual amounts paid to each Board member are disclosed as of December 31, 2020.

Response to Comment 4

The statement of additional information will be revised in accordance with this comment.

Comment 5 – Statement of Additional Information

Please provide the information regarding portfolio manager ownership of Fund shares and other accounts managed as of a more recent date.

Response to Comment 5

The statement of additional information will be revised in accordance with this comment.

Comment 6 – FT Cboe Vest Growth-100 Buffer ETF – June

Please confirm that “Non-U.S. Securities Risk” is in fact a non-principal risk.

Response to Comment 6

The Fund will confirm that “Non-U.S. Securities Risk” is a non-principal risk as of a date immediately prior to effectiveness and will adjust the relevant disclosure as necessary.

Comment 7 – general

Please file the Sub-Advisor’s Code of Ethics.

Response to Comment 7

The Sub-Advisor’s Code of Ethics will be incorporated by reference to a previous amendment to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess